100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE AMERICAN: PLM

NEWS RELEASE 2017-11

PolyMet land exchange bill passes U.S. House, advances to Senate

St. Paul, Minn., November 28, 2017 – PolyMet Mining Corp., (“PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – announces that House Resolution 3115, the Superior National Forest Land Exchange Act of 2017, today passed the U.S. House of Representatives on a bipartisan 309 to 99 vote and advances to the Senate.

The Forest Service authorized an administrative land exchange for the PolyMet Mining NorthMet Project in its Final Record of Decision January 9, 2017.

The bipartisan bill, introduced by U.S. Rep. Rick Nolan, D-MN-8 in July, directs the secretary of agriculture to move forward with the land exchange between PolyMet and the U.S. Forest Service. In passing the legislation, the House ratifies the Forest Service’s determination that the land exchange is in the best public interest. The bill calls for the exchange to be completed within 90 days of its enactment.

 “We are grateful to Rep. Nolan, the bill’s co-sponsors, and House leadership for their efforts to move this legislation forward,” said Jon Cherry, president and CEO. “While neither the legislative nor the administrative exchange would permit or approve construction of the mine, Congressional approval for the exchange provides certainty of process in developing the project by finalizing the land transfer.”

The terms of the land exchange proposed in the Superior National Forest Land Exchange Act of 2017 are the same as those found in the administrative land exchange: PolyMet receives approximately 6,650 acres of surface land above and around its NorthMet ore body near an area heavily used for mining and mine infrastructure; in exchange, the Superior National Forest receives four parcels of land totaling 6,690 acres currently owned or controlled by PolyMet that will become part of the Superior National Forest. The difference is that the $425,000 equalization payment owed PolyMet by the Forest Service as a result of the administrative exchange would be waived by the company in the legislative exchange.

The bill’s co-sponsors are: House Agriculture Committee Ranking Member Colin Peterson (D-MN) and fellow Minnesotans Timothy Walz (D), Tom Emmer (R) and Jason Lewis (R); and House Natural Resources Subcommittee leaders, including Energy and Mineral Resources Chairman Paul Gosar (R-AZ), Federal Lands Chairman Tom McClintock (R-CA), Federal Lands Vice Chairman Bruce Westerman (R-AR), and senior House Natural Resources Members Scott Tipton (R-CO) and Doug Lamborn (R-CO).

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the former LTV Steel Mining Company site, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. The NorthMet Project is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended January 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2017.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.